Exhibit 99.1

Evogene Releases CEO Letter to Shareholders

Updating on Strategic Progress and Outlook

Rehovot, Israel – February 25, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneering computational chemistry company specializing in the generative AI design of small molecules for the pharmaceutical and agricultural industries today issued a Letter to Shareholders from Ofer Haviv, President and Chief Executive Officer.

Dear Evogene Shareholders,

I am writing to update you on the significant progress Evogene has made over the past year and to outline the strategic transformation we initiated in 2025 to position the company for long-term value creation.

During 2025, following a comprehensive review of our technology, markets, and capital allocation, we made a deliberate choice to sharpen our focus and execution. This transformation was guided by a clear objective: to direct Evogene’s resources where we believe we can create the greatest sustainable value.

We implemented two core strategic decisions. First, we focused our technology development on a single computational engine, ChemPass AI™, our proprietary platform for the discovery and optimization of small molecules. Second, we streamlined our business activities to concentrate exclusively on two high-impact markets where ChemPass AI™ offers strong differentiation: human health, centered on small-molecule therapeutics, and agriculture, focused on novel ag-chemicals.

These decisions led to determined actions across the company. We dedicated our computational capabilities to ChemPass AI™, discontinued non-core activities, divested misaligned assets, resized the organization, and established a business development team aligned with our refined strategy. As a result, Evogene today operates as a more focused, agile, and capital-efficient organization.

ChemPass AI™ is designed to generate novel, highly active molecules while meeting the complex parameters required to meaningfully increase the probability of downstream development success. This differentiation is supported by proprietary technological advancements developed by our internal team, guided by world-class scientific advisors, and reinforced through strategic collaborations with leading technology companies, including Google Cloud, with whom we are currently engaged in our second collaboration.

ChemPass AI™’s competitive advantage lies in the powerful combination of two capabilities: generating novel molecules based on vast chemical territories and ensuring they meet rigorous multi-parameter requirements from day one. We don’t just design novel chemistry - we generate novel chemistry that performs.

Our platform goes far beyond the chemical space the industry traditionally explores. Based on a 38-billion-molecule universe, ChemPass AI™’s foundation model navigates vast, diverse chemical domains that others simply cannot access. This enables us to design truly original molecular structures with strong biological potential and highly defensible intellectual property - opening the door to breakthrough products and new IP landscapes.

At the same time, precision is built into every molecule we create. Our AI engine simultaneously optimizes a wide range of critical chemical, biological, and physical parameters, tailoring each compound to the exact constraints and success criteria of the specific target product. The result is not just innovation, but synthesizable, active molecules engineered from the outset to meet real development requirements, dramatically increasing the probability of real-world commercial success.

Our business model is intentionally flexible and capital-efficient, spanning target-driven collaborations as well as internally initiated programs that are partnered at more advanced stages. In human health, our near-term focus is on partner-led programs, while in agriculture we operate across the full range of collaboration models.

In human health, we are advancing multiple partnered drug discovery programs with biotechnology companies and academic institutions. Throughout 2025 and early 2026, ChemPass AI™ discovered development-candidate predictions that have progressed into testing with our partners. To date, we have publicly disclosed four such collaborations, and we expect this activity to be scaled as additional collaborations are initiated.

In agriculture, our subsidiary AgPlenus continues to apply ChemPass AI™ to the development of novel herbicides and fungicides. The maturity and robustness of the platform are reflected through our strategic collaborations with Bayer and Corteva, alongside a differentiated internal pipeline. We expect continued growth through the expansion of these collaborations and the formation of new strategic partnerships.

We have also substantially completed the divestment of non-core subsidiaries. Lavie Bio’s activity was acquired by ICL, and Biomica’s lead oncology candidate, BMC128, was licensed to Lishan Pharmaceuticals. At the same time, we retain selective exposure to assets with meaningful value potential, including Casterra.

With a well-differentiated technology engine, disciplined capital allocation, and strong strategic partnerships, we believe Evogene is now positioned on a clear, more focused path toward sustainable value creation.

Thank you for your continued trust and support.

Sincerely,
Ofer Haviv
President and CEO

About Evogene Ltd.

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AI™, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products driven by the integration of scientific innovation with real-world industry needs. We call this approach "Real-World Innovation".

Learn more at: www.evogene.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries use forward-looking statements in this press release when they discuss: ChemPass AI™’s competitive advantages, Evogene’s focused, agile, and capital-efficient organization, and Casterra’s meaningful value potential. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.